BlueSky Energy US Inc.



ANNUAL REPORT

875 Kootenai Cut Off Rd.

Ponderay, ID 83852

0

https://greenrockbatteries.com/

This Annual Report is dated December 14, 2021.

BUSINESS

BlueSky Energy US ("BlueSky") designs, sells and assembles greener, cleaner battery storage products. We have our two proprietary products, our Saltwater battery and our "Outdoor, All-Weather" Vigos product (using LTO battery tech). With these two very unique products we are quickly gaining a reputation in the energy storage world. Energy storage is one of the fastest-growing industries on the globe. For renewable energy to perform optimally, it needs storage. This industry is at the forefront of the climate change issue.

BlueSky Energy was founded in Austria as BlueSky Energy, GmbH. This is a separate company which then founded BlueSky Energy US, Inc. BlueSky Energy Gmbh is the Austrian entity and BlueSky Energy US, Inc. is the US entity: The US entity is following the same path as BlueSky GmbH. Selling, assembling and shipping our proprietary batteries (saltwater and Vigos). Currently importing the proprietary battery from Austria but also selling batteries from other vendors. The US entity will build up their engineering & manufacturing teams and will eventually build (fabricate) the batteries in-house so not to have to import heavy batteries from Europe. US entity will develop their own resellers (partnerships with solar and other renewable energy companies) who will sell our various products as well as install.

The Austrian entity: Same as above but larger, more advanced, with a 3-year head-start. Today, most engineering occurs at the BlueSky GmbH site. New product roll-outs, etc.

Contractual obligations: The only contractual agreements are a patent agreement, allowing US an exclusive and free use of all BlueSky GmbH patents & trademarks and Intellectual Property.

Funds are not flowing to the Austria parent - these funds are strictly for the improvement and growth of the US entity. Funds are dedicated for the growth of our US entity.

US entity's management (residence and self-governance for the most part) - the US team is self-governing. The US team is managing and responsible for growing the business.

Previous Offerings

Between 2020 and 2019, we sold ___0____ [shares of common stock] in exchange for $_____ per share under Regulation Crowdfunding.

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020

Revenue for fiscal year 2020 was approximately $347K. As we all know, 2020 was a difficult year to start a new business. During this year we created the US branch of our existing Austrian entity. We hired four employees and leased a factory large enough to begin manufacturing. We have not yet focused on sales and marketing, and spent our time developing the processes and structures necessary for duplicating the success already experienced by the Austrian entity.

Despite our lack of outreach efforts, our sales for this year were strong. The interest in our new outdoor-rated Vigos and our Saltwater battery systems continues to outpace our supply. As we roll out the new Vigos and the Austrian-built Saltwater battery, with an increase in manufacturing capacity, we are confident in our growth potential -- and are planning for $4M in US revenue between Q3 2021 and the end of Q4 2022.

Historical results and cash flows:

Prior to 2020, BlueSky was operating only as a one-person entity working to spread the knowledge of saltwater batteries here in the USA. There was very little revenue; it was mostly letter-writing and email activity.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $38,724.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

If the below data is accurate please copy it in to the Debt field below it

Creditor: BlueSky Energy GmbH

Amount Owed: $338,700.00

Interest Rate: 0.0%

In 2019, the Company has a long-term related party financing from its parent company. The loans do not bear interest or have a fixed maturity date. As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

Creditor: Economic Injury Disaster Loan

Amount Owed: $0 (this is a grant)

Interest Rate: 0.0%

The Company also received a grant of $5,000 under the Economic Injury Disaster Loan program also provided for under the CARES Act of 2020. This grant has also been recorded as Other Income in 2020.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lyle Gold

Lyle Gold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Chief Executive Officer (CEO)

Dates of Service: January 25, 2015 - Present

Responsibilities: Founded BlueSky Energy US. Run day-to-day processes, develop new products and strategize for the future. Mr. Gold's annual salary is 72K.

Name: Christian Trucco

Christian Trucco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: January 13, 2020 - Present

Responsibilities: He holds the title of Secretary as an officer, but his primary role is head of operations. Mr. Trucco's annual salary is $70K.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: BSE Austria (Hansjoerg Weisskopf - 50% and Horst Wolf - 50%_

Amount and nature of Beneficial ownership: 4,050,000

Percent of class: 62.31

RELATED PARTY TRANSACTIONS

Name of Entity: BlueSky Energy GmbH

Relationship to Company: 60%+ Owner

Nature / amount of interest in the transaction: Long-Term Loan

Material Terms: In 2019, the Company has a long-term related party financing from its parent company. The loans do not bear interest or have a fixed maturity date. As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

OUR SECURITIES

Our authorized capital stock consists of _10,000,000_____ shares of common stock, par value $.0000001 __ per share. As of December 31, 2020, _3,500,000____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Total Shares Authorized $10,000,000

BSE Austria $4,050,000 62.31% $4,050,000 62.31%
Founders (Lyle) $425,000 6.54% $425,000 6.54%
Helmut Mayer $225,000 3.46% $225,000 3.46%
Thomas Krausse $225,000 3.46% $225,000 3.46%

Round A Investor shares ($1,070,000) After Round A: $347,750 5.35%
Round A potential bonus shares = 15% After round A: $52,163 0.80%

Issued $4,925,000 75.77% After round A: $5,324,913 81.92%
Incentive Stock Options $1,575,000 24.23% After round A: $1,175,087 18.08%
Total Shares Issued $6,500,000 100.00% After round A: $6,500,000 100.00%
Authorized but not Issued $3,500,000 After round A: $3,500,000

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational BlueSky battery or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Vigos Battery and next-generation Saltwater battery. Delays or cost overruns in the development of our Vigos Battery and next-generation Saltwater battery and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. In addition if the owner of a majority of the outstanding shares of the Company elects to sell those shares to an third party not affiliated with the majority shareholder in an arms-length transaction, the Bylaws of the Company permit the majority shareholder to require all other shareholders to sell their shares to such third party on the same terms and conditions as the shares owned by the majority shareholder are to be sold to such third party.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

BlueSky Energy US was formed on 5/19/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BlueSky Energy US has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has an exclusive license to all trademarks, copyrights, Internet domain names, and trade secrets of BlueSky Energy GmbH. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Intellectual Property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our Intellectual Property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to protect our Intellectual Property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on BlueSky Energy US or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on BlueSky Energy US could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 14, 2021.

BlueSky Energy US Inc.

By   /s/ *Lyle Gold*

        Name: Lyle Gold

        Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Blue Sky Energy
2019 - 2020 Balance Sheet

Assets	2020	2019
Cash	$ 38,724.66	$ 15,977.00
A/R	$ -	$ -
Inventory	$ 30,741.00	$ 60,000.00
Fixed Assets	$ 13,059.81	$ -
Accumulated Dep	$ (435.00)	$ -
Other Assets (EE Cash Adv)	$ 97.90	$ -
Total Assets	**$ 82,188.37**	**$ 75,977.00**
Liab & Owners Equity		
A/P	$ 23,578.98	$ 79,278.00
CC	$ -	$ -
Loan from Shareholder	$ 338,748.00	$ -
Payroll Liabilities	$ 8,405.29	$ -
APIC	$ -	$ 24,930.00
Retained Earnings	$ (288,543.90)	$ (28,231.00)
Total Liab & Owners Equity	**$ 82,188.37**	**$ 75,977.00**

Blue Sky Energy
2020 vs 2019 Profit & Loss

	2020	2019
Income		
Revenue	$ 359,891.12	$ 133,794.00
Customer Refunds	$ (12,733.10)	
State Tax Refunds		$ 475.00
Total Income	**$ 347,158.02**	**$ 134,269.00**
Cost of Goods Sold		
Direct Material	$ 288,348.83	$ 35,930.00
Shipping	$ 8,016.53	$ -
Inventory Adjustment	$ 6,028.00	$ -
Total COGS	**$ 302,393.36**	**$ 35,930.00**
Gross Profit	**$ 44,764.66**	**$ 98,339.00**
Operational Expenses		
Bank Service Charges	$ 215.00	$ 120.00
Business License-City of Ponderay	$ 50.00	$ -
Cleaning & Maintenance	$ 370.00	$ -
Commissions	$ -	$ 12,901.00
Insurance (Liability & Workman's Comp)	$ 18,717.00	$ -
Legal & Professional-Accountant	$ 811.50	$ -
Legal & Professional-Attorney	$ 1,946.64	$ -
Legal & Professional-Tax Prep	$ 565.00	$ -
Legal & Professional-Web Design	$ 880.00	$ -
Meals & Entertainment	$ 260.88	$ 1,131.92
Misc	$ 1,459.33	$ 1,302.00
Office software	$ 349.00	$ -
Office Supplies	$ 3,855.33	$ 475.00
Payroll	$ 234,781.48	$ 50,000.00
Payroll Tax	$ 18,756.33	
Postage/Shipping		$ 36,681.00
Professional Services (electrician)	$ 4,790.00	$ -
Rent	$ 12,000.00	$ -
Rent Deposit	$ 4,000.00	$ -
Training & Education		$ 882.00
Travel/lodging	$ 882.51	$ 8,334.00
Utilities	$ 4,952.56	$ 164.00
Warranty Costs		$ 190.00
Total Expenses	**$ 309,642.56**	**$ 112,180.92**
Earnings Before Tax, Dep & Amortization	**$ (264,877.90)**	**$ (13,841.92)**
Other Expenses		
Depreciation	$ 435.00	$ -
Amortization	$ -	$ -
Taxes	$ -	$ -
Total Other Expenses	**$ 435.00**	**$ -**
Net Income/Loss	**$ (265,312.90)**	**$ (13,841.92)**
Income-Reported on Books but not Tax Return		
EIDL Grant (Tax Exempt Income)	$ 5,000.00	$ -
Net Income/Loss per books	**$ (260,312.90)**	**$ (13,841.92)**

CERTIFICATION

I, Lyle Gold, Principal Executive Officer of BlueSky Energy US Inc., hereby certify that the financial statements of BlueSky Energy US Inc. included in this Report are true and complete in all material respects.

Lyle Gold

Principal Executive Officer